Your reference:
File No. 82-3667

City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

2003

Interim financial report
For the six months ended 30 June 2003

CONTENTS

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures.

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the six months ended 30 June 2003 - unaudited

		Six months ended 30 June	
	Note	**2003**	**2002**
		HK$'000	*HK$'000*
Turnover	2	34,884	40,459
Cost of sales		(8,952)	(9,000)
Gross profit		25,932	31,459
Other income (net)		11,954	18,313
Administrative expenses	3	(26,669)	(49,267)
Profit from operations	2	11,217	505
Profit from ordinary activities before taxation	4	11,217	505
Taxation	5	(55)	(425)
Profit from ordinary activities after taxation		11,162	80
Minority interests		27	2,895
Profit attributable to shareholders		11,189	2,975
Dividends	6	—	—
Retained profit for the period		11,189	2,975
Earnings per share	7		
Basic		2.92 cents	0.78 cents

The notes on pages 6 to 12 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - *Unaudited*

	Share Capital *HK$'000*	Reserves *HK$'000*	Total *HK$'000*
As at 1 January 2002	383,126	152,407	535,533
Profit for the 1st half year	—	2,975	2,975
Exchange differences on translation of financial statements of foreign subsidiaries	—	138	138
As at 30 June 2002	383,126	155,520	538,646
As at 1 July 2002	383,126	155,520	538,646
Profit for the 2nd half year	—	17,514	17,514
Exchange differences on translation of financial statements of foreign subsidiaries	—	(63)	(63)
As at 31 December 2002	383,126	172,971	556,097
As at 1 January 2003	383,126	172,971	556,097
Final dividends in respect of the previous financial year, approved and paid during the interim period of 2 cents per share	—	(7,663)	(7,663)
Profit for the 1st half year	—	11,189	11,189
Exchange differences on translation of financial statements of foreign subsidiaries	—	(70)	(70)
As at 30 June 2003	383,126	176,427	559,553

The notes on pages 6 to 12 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

At 30 June 2003 - unaudited

	Note	**At 30 June 2003** *HK$'000*	**At 31 December 2002** *HK$'000*
Non-current assets			
Fixed assets		6,327	7,477
Intangible assets		506	538
Other financial assets		217	226
Total non-current assets		7,050	8,241
Current assets			
Other financial assets		51,144	18,918
Trade and other receivables	8	28,050	29,035
Cash and cash equivalents	9	524,070	553,372
Total current assets		603,264	601,325
Current liabilities			
Trade and other payables	10	(24,911)	(27,572)
Provision for taxation		(1,056)	(1,063)
Total current liabilities		(25,967)	(28,635)
Net current assets		577,297	572,690
Total assets less current liabilities		584,347	580,931
Minority interests		(24,794)	(24,834)
NET ASSETS		559,553	556,097
CAPITAL AND RESERVES			
Share capital	11	383,126	383,126
Reserves	12	176,427	172,971
		559,553	556,097

The notes on pages 6 to 12 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2003 - unaudited

	Six months ended 30 June	
	2003	**2002**
	HK$'000	*HK$'000*
Net cash inflow/(outflow) from operating activities	3,460	(30,785)
Net cash (outflow)/inflow from investing activities	(25,078)	106
Net cash (outflow) from financing activities	(7,663)	—
Decrease in cash and cash equivalents	(29,281)	(30,679)
Cash and cash equivalents at 1 January	553,372	501,896
Effects of foreign exchange rate changes	(21)	12,367
Cash and cash equivalents at 30 June	524,070	483,584
Analysis of the balances of cash and cash equivalents		
Cash at banks and in hand	27,927	156,507
Deposits with banks and other financial institutions	496,143	327,077
	524,070	483,584

The notes on pages 6 to 12 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

1. BASIS OF PREPARATION

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the board of directors is included on page 13.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The financial information relating to the financial year ended 31 December 2002 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2002 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 13 March 2003.

The same accounting policies adopted in the 2002 annual accounts have been applied to the interim financial report except that the Company and its subsidiaries (the "Group") have adopted the Statement of Accounting Practice 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants which became effective for accounting periods commencing on or after 1 January 2003. The adoption of the Statement of Standard Accounting Practice 12 (revised) has no material impact on the Group's interim financial report.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2002 annual accounts.

2. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding:	The activities of investing
Hospitality related services:	The provision of hotel management, hotel reservation services, risk management services, bulk purchasing and e-procurement enabler, hospitality application service provider and accounting and payroll services.

	Investment Holding Six months ended 30 June		Hospitality Related Services Six months ended 30 June		Consolidated Six months ended 30 June	
	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	6,086	5,927	28,798	34,532	34,884	40,459
Profit/(loss) from operations	12,020	20,059	(803)	(19,554)	11,217	505
Taxation					(55)	(425)
Minority interests					27	2,895
Profit attributable to shareholders					11,189	2,975
Depreciation and amortisation for the period	541	565	951	1,037	1,492	1,602

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong.

The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers.

	Hong Kong Six months ended 30 June		**Singapore Six months ended 30 June**		**United States Six months ended 30 June**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	5,337	5,927	786	—	28,761	34,533
Profit/(loss) from operations	11,342	20,059	678	—	(803)	(19,554)

3. ADMINISTRATIVE EXPENSES

Administrative expenses were largely incurred by the hospitality related services business units. A one-off restructuring charge amounting to HK$15.6 million was incurred for the previous period ended 30 June 2002.

4. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2003	**2002**
	HK$'000	*HK$'000*
Depreciation of fixed assets	1,461	1,571
Amortisation of intangible assets	31	31
Exchange (gain)	(4,351)	(17,136)
Net gain on sale of fixed assets	(65)	(132)
Unrealised (gain) on stating securities at fair value (net)	(7,458)	(810)

5. TAXATION

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Hong Kong taxation	—	411
Overseas taxation	55	14
	55	425

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

The Group did not have material unprovided deferred taxation at the balance sheet date.

6. DIVIDENDS

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2003 (2002: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June	
	2003	2002
	HK$'000	*HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the interim period of 2 cents (2002: nil cents) per share	7,663	—

7. EARNINGS PER SHARE

a) Basic earnings per share

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$11.2 million (2002: HK$3 million) and on 383,125,524 (2002: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

8. TRADE AND OTHER RECEIVABLES

Trade and other receivables net of provisions for bad and doubtful receivables are analysed as follows:

	At 30 June 2003 *HK$'000*	At 31 December 2002 *HK$'000*
Current	8,275	7,176
1 to 3 months overdue	2,275	1,333
More than 3 months overdue but less than 12 months overdue	1,324	912
Total trade receivables	11,874	9,421
Other receivables, deposits and prepayments	11,585	8,734
Amounts owing by affiliated companies	4,591	10,880
	28,050	29,035

Debts are due within 1 month from the date of billing. However, debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

9. CASH AND CASH EQUIVALENTS

	At 30 June 2003 *HK$'000*	At 31 December 2002 *HK$'000*
Deposits with banks and other financial institutions	496,143	378,802
Cash at bank and in hand	27,927	174,570
	524,070	553,372

10. TRADE AND OTHER PAYABLES

Trade and other payables are analysed as follows:

	At 30 June 2003 *HK$'000*	At 31 December 2002 *HK$'000*
Due within one month or on demand	1,658	5,775
Total trade payables	1,658	5,775
Other payables and accrued charges	23,144	21,729
Amounts owing to affiliated companies	109	68
	24,911	27,572

11. SHARE CAPITAL

Issued and fully paid	No. of shares *'000*	*HK$'000*
At 30 June 2003	383,126	383,126

During the period ended 30 June 2003, there was no change in the Company's issued share capital.

At 30 June 2003, there were no outstanding share options.

12. RESERVES

The movements in reserves are set out in the Consolidated Statement of Changes in Equity.

13. COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	At 30 June 2003 *HK$'000*	At 31 December 2002 *HK$'000*
Payable within 1 year	405	—
Payable after 1 year but within 5 years	2,430	—
	2,835	—

14. MATERIAL RELATED PARTY TRANSACTIONS

During the period, there were the following material related party transactions:

	Six months ended 30 June 2003	2002
	HK$'000	*HK$'000*
Dividend income received from a related company	1,052	—
Pricing determined on agreed terms:		
Management fees received/receivable from affiliated company	11,721	17,466
Income from sale of operating equipment received/receivable from affiliated companies	—	536

In addition, the Group purchased shares through a stock broking company, which is a related company as follows:

	Six months ended 30 June 2003	2002
	HK$'000	*HK$'000*
Purchase of shares in a related company	24,768	—

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF CITY e-SOLUTIONS LIMITED

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 2 to 12.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants.

A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

KPMG
Certified Public Accountants

Singapore, 25 August 2003

INTERIM DIVIDEND

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2003 (2002: Nil cents).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), the Group has most of its activities in the United States.

Weak economic growth, the Iraq war and the SARS virus, which affected the West Coast hotels that relied on Asian travellers, made the operating environment in the US hospitality industry in the first half extremely challenging. There was a palpable diminution in corporate and leisure travel during this period which adversely affected SWAN's revenues as they are aligned to the business volume and revenue stream of its hotel customers.

For the 1st half of the year, SWAN recorded revenues of HK$29.5 million, a decline of 14.5% against the previous corresponding period, incurring a small net loss of HK$0.1 million. This was a significant improvement over the previous corresponding period's net loss of HK$19.5 million which included a one-time restructuring charge of HK$15.6 million. The major contributing factor for the much lower losses was the significant reduction in SWAN's operating cost base, which resulted from the cost rationalization and restructuring exercise carried out in the first half of last year.

SWAN continued to have some successes in signing new contracts for its hotel management and reservation distribution and advisory businesses with several new contracts for the first six months of the year.

Financial Commentary

Group Performance

Despite a lower Group turnover, City e-Solutions Limited Group ("ces Group") recorded a higher net profit attributable to its shareholders of HK$11.2 million, an increase of 276.1%, as compared to a net profit of HK$3.0 million in the previous corresponding period. The improvement in the Group's result was due mainly to lower expenses which includes allowances for doubtful receivables of HK$2.7 million during the period under review and the absence of a one-off restructuring charge of HK$15.6 million incurred in the previous corresponding period. Consequently, administrative expenses amounted to HK$26.7 million, down 45.9%, from HK$49.3 million in the previous corresponding period.

The Group's turnover decreased by 13.8% to HK$34.9 million from HK$40.5 million which can be attributed to a rationalization of its risk management services as well as the cessation in provision of accounting services. However, SWAN reported improved revenues for both of its core businesses comprising hotel management and reservation distribution over the previous corresponding period.

The lower interest income pursuant to the continuing decline in interest rates globally which was however, partially mitigated by a dividend income received on the Group's quoted equity security invested during the period under review.

The Group reported a lower other net income of HK$12.0 million, down 34.7% from HK$18.3 million in the previous corresponding period. Other net income comprises principally exchange gain of HK$4.4 million and an amount of HK$7.5 million to restate the Group's investment at fair value as at 30 June 2003.

Financial Position, Cash Flow and Borrowings

As at 30 June 2003, the Group's gross assets stood at HK$610.3 million, marginally up from HK$609.6 million as at 31 December 2002.

For the period under review, net operating cash inflow amounted to HK$3.4 million. During the period under review, to increase returns from capital, an amount of HK$24.8 million was invested in a quoted equity security which increased in value to HK$30.8 million as at 30 June 2003. A further HK$7.7 million was paid to shareholders as dividends. Consequently, the Group reported a cash and cash equivalents of HK$524.1 million as at 30 June 2003 and HK$553.4 million as at 31 December 2002.

The Group has no borrowings for the financial period ended 30 June 2003.

Treasury Activities

The Group's major foreign currency exposure has been reduced significantly. The majority of the Sterling Pound deposits previously held by the Group have now been converted to the United States dollar. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

For the period under review, the Group has an average of 40 employees with a total payroll costs of HK$15.0 million as compared to an average of 66 employees for the previous corresponding period with a total payroll costs of HK$21.4 million.

Prospects

The economic environment in the United States is showing some signs of recovery in the second half of this year. However, the timing and strength of this recovery remain highly uncertain. We will continue to adopt a prudent approach in managing the businesses by ensuring that costs are kept in line with the level of business activities. The hotel management and reservations distribution and advisory business units are continuing to work on many potential contracts and are optimistic that some of these contracts will be converted to multi-year contracts in the second half of the year.

While adopting a cautious approach, we will be more active in evaluating suitable investment opportunities in the coming six months to take advantage of the possible improvement in the economic environment in 2004. Barring unforeseen circumstances, the Group's hospitality related operations will continue to be satisfactory in the second half of 2003.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2003, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

DIRECTORS' INTERESTS

(a) As at 30 June 2003, the interests of the Directors of the Company in the shares and underlying shares of the Company and its associated corporations as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance of Hong Kong (the "SFO"), or as otherwise notified to the Company and Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:-

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Vincent Yeo Wee Eng	personal	718,000
Gan Khai Choon	personal	1,041,100
Chan Bernard Charnwut	personal	53,850
Wong Hong Ren	personal	1,513,112
Lawrence Yip Wai Lam	personal	520,550

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 each
Gan Khai Choon	personal	79,512
	family	45,000
Wong Hong Ren	family	4,000

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

CDL Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: CDL Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels plc Executive Share Option Scheme (the "M&C 1996 Option Scheme") and Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "M&C 2003 Option Scheme") operated by M&C, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows: -

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
M&C 1996 Option Scheme					
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
	B	05/03/1998	15,186	£4.6087	05/03/2001 to 04/03/2005
	B	05/03/1999	20,693	£4.8321	05/03/2002 to 04/03/2006
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009
M&C 2003 Option Scheme					
Wong Hong Ren		10/03/2003	124,031	£1.935	10/03/2006 to 09/03/2013

**Note:* The M&C 1996 Share Option Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the M&C 1996 Option Scheme, the M&C 2003 Option Scheme provides for the grant of both approved and unapproved options.

(c) Save as disclosed herein, as at 30 June 2003, none of the Directors nor the chief executive of the Company were interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2003, the following corporations were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under section 336 of the SFO:

Name of Shareholder	Number of Shares Held		Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	*(1)*	52.43%
Hong Leong Investment Holdings Pte. Ltd.	231,119,512	*(2)*	60.33%
Kwek Holdings Pte Ltd	231,119,512	*(3)*	60.33%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000		9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850		9.20%
Aberdeen Asset Management PLC	22,088,000		5.77%
Hong Leong Holdings Limited	21,356,085		5.57%

Notes:

1. As at 30 June 2003, of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited as at 30 June 2003 in 222,210,828 shares representing approximately 58% of the issued share capital of the Company, are included in the aggregate number of shares disclosed.

3. The interest of Hong Leong Investment Holdings Pte. Ltd. as at 30 June 2003 in 231,119,512 shares, representing approximately 60.33% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

Save as stated above, no person or corporation was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2003.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 25 August 2003

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

二 零 零 三 年

中 期 財 務 報 告

截 至 二 零 零 三 年 六 月 三 十 日 止 六 個 月

目 錄

業績

City e-Solutions Limited(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之中期未經審核綜合業績，連同比較數字列載如下。

綜合損益賬

截至二零零三年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
營業額	2	34,884	40,459
銷售成本		(8,952)	(9,000)
毛利		25,932	31,459
其他收入(淨額)		11,954	18,313
行政開支	3	(26,669)	(49,267)
經營溢利	2	11,217	505
除税前來自正常業務溢利	4	11,217	505
税項	5	(55)	(425)
除税後來自正常業務溢利		11,162	80
少數股東權益		27	2,895
股東應佔溢利		11,189	2,975
股息	6	—	—
期內保留溢利		11,189	2,975
每股盈利	7		
基本		2.92仙	0.78仙

第6至第12頁之附註為本中期報告之一部份。

綜合權益變動報表 — *未經審核*

	股本 *千港元*	儲備 *千港元*	總計 *千港元*
於二零零二年一月一日	383,126	152,407	535,533
上半年溢利	—	2,975	2,975
換算外國附屬公司之財務報表之滙兑差額	—	138	138
於二零零二年六月三十日	383,126	155,520	538,646
於二零零二年七月一日	383,126	155,520	538,646
下半年溢利	—	17,514	17,514
換算外國附屬公司之財務報表之滙兑差額	—	(63)	(63)
於二零零二年十二月三十一日	383,126	172,971	556,097
於二零零三年一月一日	383,126	172,971	556,097
就上一個財政年度已於中期期間批准及派付之末期股息為每股2仙	—	(7,663)	(7,663)
上半年溢利	—	11,189	11,189
換算外國附屬公司之財務報表之滙兑差額	—	(70)	(70)
於二零零三年六月三十日	383,126	176,427	559,553

第6至第12頁之附註為本中期報告之一部份。

綜合資產負債表

於二零零三年六月三十日－未經審核

	附註	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
非流動資產			
固定資產		6,327	7,477
無形資產		506	538
其他財務資產		217	226
非流動資產總值		7,050	8,241
流動資產			
其他財務資產		51,144	18,918
貿易及其他應收款	8	28,050	29,035
現金及現金等價物	9	524,070	553,372
流動資產總值		603,264	601,325
流動負債			
貿易及其他應付款	10	(24,911)	(27,572)
税項撥備		(1,056)	(1,063)
流動負債總額		(25,967)	(28,635)
流動資產淨值		577,297	572,690
總資產減流動負債		584,347	580,931
少數股東權益		(24,794)	(24,834)
資產淨值		559,553	556,097
資本及儲備			
股本	11	383,126	383,126
儲備	12	176,427	172,971
		559,553	556,097

第6至第12頁之附註為本中期財務報告之一部份。

簡明綜合現金流量表

截至二零零三年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
經營業務之現金流入／(流出)淨額	3,460	(30,785)
投資活動之現金(流出)／流入淨額	(25,078)	106
融資活動之現金(流出)淨額	(7,663)	—
現金及現金等價物減少	(29,281)	(30,679)
於一月一日之現金及現金等價物	553,372	501,896
滙率變動之影響	(21)	12,367
於六月三十日之現金及現金等價物	524,070	483,584
現金及現金等價物結餘分析		
銀行及手頭之現金	27,927	156,507
銀行及其他財務機構存款	496,143	327,077
	524,070	483,584

第6至第12頁之附註為本中期財務報告之一部份。

未經審核中期財務報告附註

1. 編製基準

本中期財務報告乃未經審核，惟已經由畢馬威會計師事務所根據香港會計師公會發出之核數準則第700號「審核中期財務報告之委聘」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第13頁。

中期財務報告乃根據香港聯合交易所有限公司主板上市規則之規定，包括遵照香港會計師公會發出之會計實務準則第25號「中期財務報告」編製。

中期財務報告所載有關截至二零零二年十二月三十一日止財政年度之財務資料，並不構成本公司在該財政年度之法定賬目，惟取材自該等法定賬目。截至二零零二年十二月三十一日止年度之法定賬目可從本公司之註冊辦事處索閱。核數師已就該等賬目在其二零零三年三月十三日之報告中作出無保留意見。

於二零零二年度賬目中採納之會計政策，亦應用於中期財務報告，惟本公司及其附屬公司(「本集團」)已採納由香港會計師公會發出之會計實務準則第12條(修訂本)「收益稅」，並於二零零三年一月一日或之後會計期間生效。採納會計實務準則第12號(修訂本)對本集團之中期財務報告並無重大影響。

中期財務報告之附註，包括對理解本集團自二零零二年年度賬目以來之財務狀況及表現之變動有重大關係之事項及交易之說明。

2. 分類資料

分類資料以本集團之業務及地理分類呈列。業務分類被選為主要報告形式，因為業務分類跟本集團之內部財務申報相近。

業務分類

本集團包括下列主要業務分類：

投資控股：	投資活動
酒店業有關服務：	提供酒店管理、酒店訂房服務、風險管理服務、大量採購及電子採購平台、酒店業之應用服務供應商及會計和工資服務。

	投資控股		酒店業有關服務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
來自外界客戶之收益	6,086	5,927	28,798	34,532	34,884	40,459
經營溢利／(虧損)	12,020	20,059	(803)	(19,554)	11,217	505
稅項					(55)	(425)
少數股東權益					27	2,895
股東應佔溢利					11,189	2,975
期內折舊及攤銷	541	565	951	1,037	1,492	1,602

地理分類

本集團之投資活動主要在香港進行。

酒店業有關服務由在美國之附屬公司進行。

於呈列以地理分類為基礎之資料時，投資控股之分類收益乃按投資之地理位置呈列，而酒店業有關服務之分類收益則按客戶所處地理位置呈列。

	香港		新加坡		美國	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
來自外界客戶之收益	5,337	5,927	786	—	28,761	34,533
經營溢利／(虧損)	11,342	20,059	678	—	(803)	(19,554)

3. 行政開支

行政開支大部份因酒店有關服務業務單位而產生。截至二零零二年六月三十日止上年度相應期間，曾有一筆為數15,600,000港元之一次過重組開支。

4. 除稅前來自正常業務之溢利

除稅前來自正常業務之溢利乃經扣除／(計入)：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
固定資產折舊	1,461	1,571
無形資產之攤銷	31	31
滙兑(收益)	(4,351)	(17,136)
銷售固定資產收益淨額	(65)	(132)
按公平價值列示之證券未變現收益(淨額)	(7,458)	(810)

5. 税項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
香港税項	—	411
海外税項	55	14
	55	425

香港利得税乃按在香港賺取之估計應課税溢利以税率17.5%（二零零二年：16%）撥出準備。海外税項乃按本集團業務所在國家之估計應課税溢利以當地適用之税率撥出準備。

根據開曼群島税務優惠法（經修訂）第6條之規定，本公司獲豁免繳納開曼群島税項，由一九八九年起計，為期二十年。

於結算日，本集團並無重大未撥備遞延税項。

6. 股息

a) 中期應佔股息

本公司董事已議決不宣派截至二零零三年六月三十日止六個月之中期股息（二零零二年：無）。

b) 上一個財政年度應佔已於中期期間批准及派付之股息

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
就上一個財政年度已於中期期間批准及派付之末期股息為每股2仙（二零零二年：零仙）	7,663	—

7. 每股盈利

a) 每股基本盈利

每股基本盈利是根據股東應佔除稅後溢利11,200,000港元(二零零二年：3,000,000港元)及於期內已發行普通股383,125,524股(二零零二年：383,125,524股)計算。

b) 每股攤薄盈利

鑒於期內並無攤薄性潛在普通股，故每股攤薄盈利並不適用。

8. 貿易及其他應收款

貿易及其他應收款(扣除應收呆壞賬後之撥備)分析如下：

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
本期	8,275	7,176
逾期一個月至三個月	2,275	1,333
逾期多於三個月但少於十二個月	1,324	912
應收貿易賬款總額	11,874	9,421
其他應收款、存款及預付款項	11,585	8,734
聯號公司欠款	4,591	10,880
	28,050	29,035

債項於記賬之日起計一個月內到期。然而，逾期三個月之應收款之所有未償還結餘，須於進一步批出任何信貸前結清。

9. 現金及現金等價物

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
銀行及其他財務機構之存款	496,143	378,802
銀行及手頭現金	27,927	174,570
	524,070	553,372

10. 貿易及其他應付款

貿易及其他應付款分析如下：

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
一個月內到期或按通知償還	1,658	5,775
貿易應付款總額	1,658	5,775
其他應付款及應計費用	23,144	21,729
欠聯號公司款項	109	68
	24,911	27,572

11. 股本

已發行及繳足	股份數目 千股	千港元
於二零零三年六月三十日	383,126	383,126

截至二零零三年六月三十日止期間，本公司已發行股本並無變動。

於二零零三年六月三十日並無尚未行使之購股權。

12. 儲備

儲備變動載於綜合權益變動報表。

13. 承擔

不可撤銷之土地及樓宇經營租約之未來最低租金付款總額如下：

	於二零零三年六月三十日 千港元	於二零零二年十二月三十一日 千港元
須於一年內支付	405	—
須於一年後但五年內支付	2,430	—
	2,835	—

14. 重大關連人士交易

期內，重大關連人士交易如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
收取一間關連公司之股息收入	1,052	—
按協定條款釐定價格：		
已收／應收聯號公司之管理費	11,721	17,466
已收／應收聯號公司銷售營運設備之收入	—	536

此外，本集團透過一間股票經紀行(乃一間關連公司)購入股份如下：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
購買一間關連公司之股份	24,768	—

獨立審閱報告

致City e-Solutions Limited董事會

緒言

吾等遵照　貴公司之指示，審閱載於第2至第12頁之中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須符合有關條文及香港會計師公會發出之會計實務準則第25號「中期財務報告」。編製中期財務報告乃董事之責任，並已經董事批准。

吾等之責任為根據吾等之審閱結果，對中期財務報告作出獨立之總結，並依據吾等協定之聘任條款只向整體董事會呈報吾等之總結，除此以外並無其他目的。吾等不會就本報告之內容，對任何其他人士負責或承擔責任。

已進行之審閱工作

吾等根據香港會計師公會發出之核數準則第700號「審閱中期財務報告之委聘」進行審閱。

審閱主要包括向集團管理層諮詢，及對中期財務報告應用分析程序，及除另作披露之部份外，據此評核會計政策及呈列方式是否獲貫徹應用。審閱不包括測試內部監控及核實資產、負債及交易等審核程序。此審閱範圍較審核範圍為小，因此其保證程度亦比審核低。因此，吾等不會就此中期財務報告發表審核意見。

審閱總結

按照吾等之審閱結果，但此審閱結果並不構成審核之一部份，吾等並不知悉任何須在截至二零零三年六月三十日止六個月之中期財務報告作出重大修改之事項。

畢馬威會計師事務所
執業會計師

新加坡，二零零三年八月二十五日

中期股息

本公司董事已議決不宣派截至二零零三年六月三十日止六個月之中期股息(二零零二年：零仙)。

管理層討論及分析

業務回顧

透過SWAN Holdings Limited Group(「SWAN」，本集團擁有其85%之附屬公司)，本集團之絕大部份業務為於美國經營。

由於經濟增長放緩、伊拉克戰爭及非典型肺炎疫症(影響了業務依賴亞洲旅客之西岸酒店)，令到美國酒店業之經營環境，於上半年面對嚴峻挑戰。本期內之公幹及消閒旅遊數目均明顯減少，對SWAN之收益(依賴其酒店客戶之業務營業額及收益來源)構成不利影響。

於本年度上半年，SWAN錄得收益29,500,000港元，較上年同期減少14.5%，導致產生少量虧損淨額100,000港元。然而這較上年同期之虧損淨額19,500,000港元(包括一筆一次過之重組開支15,600,000港元)已有顯著改善。虧損大幅減少之主要原因，是SWAN於上年度上半年進行成本整頓及重組，大幅減低其經營成本基礎。

於本年度上半年，SWAN繼續成功地簽署若干與其酒店管理及訂房分銷與顧問業務有關之新合約。

財務回顧

集團表現

儘管集團之營業額較低，但City e-Solutions Limited集團(「ces集團」)錄得較高之股東應佔純利11,200,000港元，較上年同期之純利3,000,000港元增加276.1%。本集團業務有所改善，主要原因是回顧期內之開支(包括應收呆賬準備2,700,000港元)較低，以及沒有上年同期之一筆一次過重組開支15,600,000港元。因此，行政開支26,700,000港元，較上年同期之49,300,000港元下降45.9%。

本集團之營業額由40,500,000港元，減少13.8%至34,900,000港元。原因是整頓風險管理服務，以及停止提供會計服務。然而，SWAN呈報其兩個核心業務(即酒店管理及訂房分銷)之收益，較上年同期有所改善。

回顧期內，利息收入隨著全球不斷減低利率而減少。然而，這情況因本集團投資於有報價股本證券所收取之股息收入而得以紓緩。

本集團錄得較低之其他收入淨額12,000,000港元，即較上年同期之18,300,000港元減少34.7%。其他收入淨額主要包括外匯收益4,400,000港元，以及於二零零三年六月三十日一筆7,500,000港元之款項(以按公平價值重列本集團之投資)。

財務狀況、現金流量及借款

於二零零三年六月三十日，本集團之資產總值為610,300,000港元，較二零零二年十二月三十一日之609,600,000港元稍為上升。

回顧期間，經營現金流入淨額為3,400,000港元。於回顧期內，為增加資本之回報，將24,800,000港元投資於有報價股本證券，而其價值於二零零三年六月三十日增至30,800,000港元。股東獲進一步派付7,700,000港元作為股息。因此，本集團之現金及現金等價物於二零零三年六月三十日為524,100,000港元，而於二零零二年十二月三十一日為553,400,000港元。

截至二零零三年六月三十日止財政期間，本集團並無任何借款。

財資活動

本集團之主要外滙風險已經大為減低。本集團過往持有之大部份英鎊存款，現時已轉為美元存款。就美元存款而言，只要買賣港元繼續以現有與美元掛鈎之安排進行，外幣風險將減至最低。

僱員

於回顧期間，本集團平均有40名僱員，總薪金成本為15,000,000港元，而上年同期則平均有66名僱員，總薪金成本為21,400,000港元。

前景

美國之經濟環境於本年度下半年呈現若干復甦跡象。然而，復甦所需時間及其強度仍然難以預料。本公司將會透過確保成本與業務活動一致，繼續採取審慎態度管理業務。酒店管理與訂房分銷及顧問業務單位現時繼續就多項有潛力之合約致力進行磋商，並且對在本年度下半年將其中若干合約轉為多年合約抱樂觀態度。

本公司一方面採取審慎之管理方案，同時將會更積極評估未來六個月之投資良機，以便從二零零四年可能轉好之經濟環境獲益。倘若沒有未能預料之情況，本集團之酒店有關業務於二零零三年下半年將會繼續取得滿意之成績。

審核委員會

本公司之審核委員會成員由本公司兩名獨立非執行董事組成。審核委員會已審閱本集團截至二零零三年六月三十日止六個月之未經審核中期財務報告。

遵守最佳應用守則

本公司於期內一直遵守香港聯合交易所有限公司上市規則附錄十四所載之最佳應用守則。獨立非執行董事並無特定委任年期，但須根據本公司之公司組織章程細則於股東週年大會輪流告退及膺選連任。

購買、出售或贖回本公司上市證券

截至二零零三年六月三十日止六個月，本公司或任何其附屬公司概無購買、出售或贖回本公司上市證券。

董事權益

(a) 於二零零三年六月三十日，本公司各董事於本公司或其相聯法團之股份及相關股份中，擁有香港證券及期貨條例(「證券及期貨條例」)第352條規定本公司須保存之登記冊所記錄之權益，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

本公司

董事姓名	權益性質	每股面值1.00港元之普通股數目
郭令明	個人	3,286,980股
郭令裕	個人	1,436,000股
郭令栢	個人	2,082,200股
楊為榮	個人	718,000股
顏溪俊	個人	1,041,100股
陳智思	個人	53,850股
王鴻仁	個人	1,513,112股
葉偉霖	個人	520,550股

城市發展有限公司

董事姓名	權益性質	每股面值0.50新加坡元之普通股數目
顏溪俊	個人	79,512股
	家族	45,000股
王鴻仁	家族	4,000股

Hong Leong Investment Holdings Pte.Ltd.

董事姓名	權益性質	每股面值 100.00新加坡元 之普通股數目
郭令明	個人	2,320股
郭令裕	個人	1,290股
郭令栢	個人	304股
顏溪俊	家族	247股

CDL Hotels New Zealand Limited

董事姓名	權益性質	無面值之 普通股數目
郭令明	個人	3,000,000股
王鴻仁	個人	2,000,000股
楊為榮	個人	500,000股

附註： CDL Hotels New Zealand Limited為Millennium & Copthorne Hotels plc(城市發展有限公司之附屬公司)之間接附屬公司。城市發展有限公司為本公司之控股公司。本公司之董事會視Hong Leong Investment Holdings Pte. Ltd.為本公司之最終控股公司。

(b) 根據由M&C管理之Millennium & Copthorne Hotels plc行政人員購股權計劃(「M&C一九九六年購股權計劃」)及Millennium & Copthorne Hotels plc二零零三年行政人員購股權計劃(「M&C二零零三年購股權計劃」)，若干董事根據該等計劃擁有可以現金認購M&C股份之未行使購股權(「M&C購股權」)如下：

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
M&C一九九六年購股權計劃					
楊為榮	A	一九九八年三月五日	6,509項	4.6087英鎊	二零零一年三月五日至二零零八年三月四日
	B	一九九八年三月五日	15,186項	4.6087英鎊	二零零一年三月五日至二零零五年三月四日
	B	一九九九年三月五日	20,693項	4.8321英鎊	二零零二年三月五日至二零零六年三月四日
王鴻仁	B	二零零一年三月十四日	69,364項	4.3250英鎊	二零零四年三月十四日至二零零八年三月十三日
	B	二零零二年三月十五日	83,720項	3.2250英鎊	二零零五年三月十五日至二零零九年三月十四日
M&C二零零三年購股權計劃					
王鴻仁		二零零三年三月十日	124,031項	1.935英鎊	二零零六年三月十日至二零一三年三月九日

*附註： M&C一九九六年購股權計劃分為兩部份。A部份之設計乃為獲取英國稅務局之批准，並已經獲英國稅務局於一九九六年四月十二日根據一九八八年Income and Corporation Taxes Act附表9之規定批准。B部份專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。M&C二零零三年購股權計劃就如M&C一九九六年購股權計劃，亦授出經批准及未經批准之購股權。

(c) 除本報告所披露外，於二零零三年六月三十日，各董事或本公司之行政總裁概無於本公司或其任何相聯法團之股份、相關股份或公司債券中擁有任何權益或任何淡倉。

主要股東

於二零零三年六月三十日，按照證券及期貨條例第336條之規定保存之登記冊所記錄，擁有本公司已發行股本5%或以上權益之公司如下：

股東名稱	持有股份數目	所持本公司股權百分比
eMpire Investments Limited	190,523,819股	49.73%
城市發展有限公司	200,854,743股*(1)*	52.43%
Hong Leong Investment Holdings Pte. Ltd.	231,119,512股*(2)*	60.33%
Kwek Holdings Pte Ltd	231,119,512股*(3)*	60.33%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000股	9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850股	9.20%
Aberdeen Asset Management PLC	22,088,000股	5.77%
Hong Leong Holdings Limited	21,356,085股	5.57%

附註：

1. 於二零零三年六月三十日，城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份(佔本公司已發行股本約52.43%)，其中190,523,819股股份由eMpire Investments Limited持有。

2. 於二零零三年六月三十日，城市發展及Hong Leong Holdings Limited擁有222,210,828股股份權益(佔本公司已發行股本約58%)，已包括在已披露之股份總數內。

3. 於二零零三年六月三十日，Hong Leong Investment Holdings Pte. Ltd.擁有231,119,512股股份權益(佔本公司已發行股本約60.33%)，已包括在已披露之股份總數內。

除上述者外，按照證券及期貨條例第336條之規定保存之登記冊所記錄，並無任何其他人士或公司於二零零三年六月三十日於本公司之股份或相關股份中擁有權益或持有淡倉。

承董事會命
主席
郭令明

香港，二零零三年八月二十五日